

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2014

Via E-mail
Simos Spyrou
Chief Financial Officer
Star Bulk Carriers Corp.
40 Agiou Konstantinou Str. Maroussi 15124
Athens, Greece

> **Re: Star Bulk Carriers Corp.**
> **Form 20-F for the fiscal year ended December 31, 2013**
> **Filed March 21, 2014**
> **File No. 001-33869**

Dear Mr. Spyrou:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Note 2: Significant Accounting Policies, page F-13

1. We note that vessel impairment losses were recorded in 2009, 2010, 2011, and 2012, with the largest charge of $303 million recorded in 2012. In light of the historical pattern of charges, please tell us how management has determined that the methods and inputs used to value the remaining vessel balance as well as the valuation of the newbuilds are appropriate.

Note 13: Earnings Per Share, page F-39

2. We note your disclosure of potentially dilutive shares excluded from the calculation of earnings per share due to anti-dilution for 2011 and 2012, with no corresponding

disclosure for 2013. In future filings, please provide this disclosure for all periods an income statement is presented. Refer to the guidance in FASB ASC 260-10-50-1(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ David R. Humphrey, for

Lyn Shenk
Branch Chief